UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


     (Mark  One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR  THE  YEAR  ENDED  DECEMBER  31,  2002

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For  the  transition  period  from  _____________ to _____________


                        Commission file number 001-15565


                               SEMCO ENERGY, INC.
                                   401(K) PLAN
                            (Full title of the plan)

                               SEMCO ENERGY, INC.
            (Name of issuer of securities held pursuant to the plan)

         28470 13 MILE ROAD, SUITE 300, FARMINGTON HILLS, MICHIGAN 48334
                    (Address of principal executive offices)

SEMCO  ENERGY,  INC.
401(K)  PLAN
INDEX  TO  FINANCIAL  STATEMENTS
--------------------------------

                                                                         PAGE(S)
REPORT  OF  INDEPENDENT  AUDITORS. . . . . . . . . . . . . . . . .          1

FINANCIAL  STATEMENTS

Statements  of  Net  Assets  Available  for Benefits
as of December 31, 2002 and 2001 . . . . . . . . . . . . . . . . .          2

Statement  of  Changes  in  Net  Assets  Available  for  Benefits
for  the  Year  Ended  December  31,  2002 . . . . . . . . . . . .          3

Notes  to  Financial  Statements . . . . . . . . . . . . . . . . .        4-9

SUPPLEMENTAL  SCHEDULES

Schedule  H,  Item  4i  -  Schedule  of  Assets  Held  for  Investment
Purposes  at  End  of  Year. . . . . . . . . . . . . . . . . . . .         10

Schedule  H,  Item  4  -  Schedule  of  Investment  Assets  Both
Acquired  and  Disposed  of  Within  the  Plan  Year . . . . . . .         11

Schedule  H,  Item  4j  -  Schedule  of Reportable Transactions. .         12

                         Report of Independent Auditors

To the Participants and Administrator of SEMCO Energy, Inc. 401(K) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEMCO Energy, Inc. 401(K) Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





May  30,  2003

SEMCO  ENERGY,  INC.
401(K)  PLAN
STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  PLAN  BENEFITS
AS  OF  DECEMBER  31,  2002  AND  2001
-----------------------------------------------------------

                                                                       2002         2001
                                                                    -----------  -----------
ASSETS (Note 1):
----------------
    Cash and cash equivalents -
        Frank Russell Trust Co. Holding Fund . . . . . . . . . . .  $         0  $    11,031
        Settlement Account . . . . . . . . . . . . . . . . . . . .          640            0
        SEMCO Energy, Inc. Company Stock Fund. . . . . . . . . . .            0       66,050
                                                                    -----------  -----------
                                                                            640       77,081
                                                                    -----------  -----------

    Investments - at fair value -
        Common/collective trusts -
            Frank Russell Trust Co. Fixed Income Fund. . . . . . .            0    1,508,931
            Frank Russell Trust Co. Investment Contract Fund . . .            0      907,387
            Frank Russell Trust Co. Conservative Balanced Fund . .            0    1,393,397
            Frank Russell Trust Co. Large U.S. Stock Fund. . . . .            0    5,293,952
            Frank Russell Trust Co. International Fund . . . . . .            0      794,907
            Frank Russell Trust Co. Small U.S. Company Stock Fund.            0    2,269,285
            TRP Stable Value Fund Sch. E . . . . . . . . . . . . .   20,736,996            0
                                                                    -----------  -----------
                                                                     20,736,996   12,167,859
                                                                    -----------  -----------
        Mutual funds -
            TRP Equity Income Fund . . . . . . . . . . . . . . . .    4,866,518            0
            TRP Growth Stock Fund. . . . . . . . . . . . . . . . .    3,040,706            0
            TRP Small-Cap Value Fund . . . . . . . . . . . . . . .    2,922,967            0
            TRP Personal Strategy - Income Fund. . . . . . . . . .    1,339,475            0
            TRP Equity Index 500 Fund. . . . . . . . . . . . . . .      870,031            0
            TRP Personal Strategy - Balanced Fund. . . . . . . . .      461,888            0
            PIMCO Total Return Admin. Fund . . . . . . . . . . . .    3,360,622            0
            Morgan Stanley Int'l. Equity B . . . . . . . . . . . .    1,787,814            0
            INVESCO Small Company Growth . . . . . . . . . . . . .    1,341,885            0
                                                                    -----------  -----------
                                                                     19,991,906            0
                                                                    -----------  -----------
        Common stock -
            SEMCO Energy, Inc. Company Stock Fund. . . . . . . . .    5,553,898    9,436,028
            Holding Fund (Company Stock) . . . . . . . . . . . . .            0        8,331
                                                                    -----------  -----------
                                                                      5,553,898    9,444,359
                                                                    -----------  -----------
        Other investments -
            Tradelink Investments. . . . . . . . . . . . . . . . .    2,551,688            0
                                                                    -----------  -----------
                                                                      2,551,688            0
                                                                    -----------  -----------

    Receivables -
        Accrued interest and dividends . . . . . . . . . . . . . .            0          292
        Other Receivables. . . . . . . . . . . . . . . . . . . . .            0       10,770
        Employer contributions receivable. . . . . . . . . . . . .       11,082            0
        Employee contributions receivable. . . . . . . . . . . . .       30,148            0
        Employee loans . . . . . . . . . . . . . . . . . . . . . .    1,256,393      663,085
                                                                    -----------  -----------
                                                                      1,297,623      674,147
                                                                    -----------  -----------

                                              Total Assets . . . .   50,132,751   22,363,446

LIABILITIES:
------------

    Accounts payable . . . . . . . . . . . . . . . . . . . . . . .            0            0
                                                                    -----------  -----------

                                              Total Liabilities. .            0            0

NET ASSETS AVAILABLE FOR PLAN BENEFITS . . . . . . . . . . . . . .  $50,132,751  $22,363,446
                                                                    ===========  ===========

       The accompanying notes are an integral part of these statements.

SEMCO  ENERGY,  INC.
401(K)  PLAN
STATEMENT  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  YEAR  ENDED  DECEMBER  31,  2002
-----------------------------------------------------------------

INVESTMENT INCOME/(LOSS):
-------------------------
    Interest, dividends & other investment income . . . . .  $ 1,408,824
    Tradelink activity. . . . . . . . . . . . . . . . . . .     (150,931)
    Gain/(Loss) on sales. . . . . . . . . . . . . . . . . .      211,796
    Unrealized appreciation/(depreciation). . . . . . . . .   (6,514,741)
                                                             ------------
                                                              (5,045,052)
                                                             ------------

CONTRIBUTIONS:
--------------
    Employee. . . . . . . . . . . . . . . . . . . . . . . .    1,974,369
    Employer. . . . . . . . . . . . . . . . . . . . . . . .      904,411
                                                             ------------
                                                               2,878,780
                                                             ------------

                                 Total Additions. . . . . .   (2,166,272)

BENEFIT PAYMENTS:
-----------------
    Distributions paid to participants. . . . . . . . . . .    2,228,016
                                                             ------------

                                 Total Payments . . . . . .    2,228,016

PLAN ASSETS MERGED (Note 9):
----------------------------
    From ENSTAR Natural Gas Company Thrift Investment Plan.   32,163,593
                                                             ------------

                                 Net Increase/(Decrease). .   27,769,305

NET ASSETS AVAILABLE FOR PLAN BENEFITS, Beginning of year .   22,363,446
                                                             ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, End of year . . . .  $50,132,751
                                                             ============

        The accompanying notes are an integral part of these statements.

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
--------------------------------


(1)     PLAN  DESCRIPTION

     GENERAL
     -------

     The  following brief description of the SEMCO Energy, Inc. 401(k) Plan (the
Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or direct inquiries to the plan administrator for more complete information.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Board of Directors of SEMCO Energy, Inc. (the Company) has appointed the SEMCO Pension and Investment Committee to be responsible for the administration of the Plan. The Company currently acts as the Plan's administrator.

     Through June 30, 2002, the Frank Russell Trust Company was designated as the Trustee for all assets held by the Plan. Effective July 1, 2002, T. Rowe Price was designated as the Trustee for all assets held by the Plan.

     Also effective July 1, 2002, per joint agreement of the SEMCO Pension and Investment Committee and the ENSTAR Administrative Committee, the ENSTAR Natural Gas Company Thrift Investment Plan was merged into the Plan.

     PARTICIPATION
     -------------

     All non-student employees of the Company are eligible to participate immediately and as soon as practicable following the later of the date of employment or the date of attainment of age 18. Employees hired for a limited period (students) are not eligible to participate.

     CONTRIBUTIONS
     -------------

     Employer matching contributions are 100% of the portion of the first 3% of compensation and 50% of the portion of the next 2% of compensation for which pre-tax elective deferrals are effected. Union employees only of the ENSTAR Natural Gas Division of the Company are matched at 100% of the portion of the first 4% of pre-tax or after-tax contributions. Through June 30, 2002, each participant could elect to defer portions of his salary through contributions to the Plan in whole percentages up to 15%; effective July 1, 2002, participants may defer up to 80% of eligible compensation. Participants may also make after-tax contributions. Each participant may specify the percentage (in multiples of 1%) of his contribution, which is to be invested in each Investment Fund. Each participant's annual contribution is subject to certain limitations. In addition, employees may contribute the eligible portion of a distribution received from another qualified plan.

     PARTICIPANT  ACCOUNTS
     ---------------------

     Each participant's account is credited with the participant's contribution and an allocation (where applicable) of (a) the Employer's contributions and (b) net Plan earnings. The allocation of the Employer's contribution is based on the participant's contributions. All other allocations are based on participants' account balances, as defined.

     At any time, the participants may direct that a percentage (in even multiples of 1%) or all of their accounts invested in an Investment Fund be transferred to another Investment Fund.

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)
---------------------------------------------


(1)     PLAN  DESCRIPTION  (CONTINUED)

     VESTING
     -------

     Except for amounts in ESOT accounts derived from Employer Contributions to the ESOT Plan, prior to March 1, 1998, each participant is immediately 100% vested in their own contributions, Employer Contributions and Plan earnings thereon. The amount in a participant's ESOT account is not vested until the participant has accrued five qualifying years of service.

     INVESTMENT  OPTIONS
     -------------------

     Through June 30, 2002, while Frank Russell Trust Company served as trustee, there were seven investment funds available to participants: (1) Investment Contract Fund, which invests in guaranteed investment contracts; (2) Fixed Income Fund, which invests in intermediate and long-term fixed income obligations; (3) Conservative Balanced Fund, which invests in a combination of 40% U.S. stocks and 60% U.S. bonds; (4) Large U.S. Stock Fund, which invests in large U.S. companies in a variety of industries; (5) International Fund, which invests in large international companies based in the developed countries of Europe and the Pacific Rim; (6) Small U.S. Company Stock Fund, which invests in stocks of smaller U.S. capitalization companies with above-average growth potential over the long-term; and (7) Company Stock Fund, which invests in SEMCO Energy, Inc. common stock.

     Effective  July  1,  2002,  when  the  trustee was changed to T. Rowe Price
(TRP), twelve investment options are available to participants: (1) TRP Equity Income Fund, which invests at least 80% of assets in income-producing common stocks and may invest up to 25% of assets in foreign securities; (2) TRP Growth Stock Fund, which invests 80% of assets in dividend-paying common stocks of well-established growth companies and may invest up to 30% of assets in foreign securities; (3) TRP Small-Cap Value Fund, which invests primarily in common stocks of companies with market capitalization of $1 billion or less and may invest up to 20% of assets in foreign securities, including depository receipts;
(4) TRP Personal Strategy - Income Fund, which invests approximately 40% of assets in stocks, 40% in bonds, and 20% in money-market instruments, and may invest up to 35% of assets in foreign securities and no more than 25% of assets in securities rated below investment-grade; (5) TRP Personal Strategy - Balanced Fund, which invests approximately 60% of assets in stocks, 30% in bonds and 10% in money-market instruments of which at least 25% are in senior fixed-income securities, and may invest up to 35% of assets in foreign securities and no more than 20% of assets in securities rated below investment-grade; (6) TRP Equity Index 500 Fund, which invests substantially all assets in common stocks listed on the S&P 500 Index and will not invest more than 25% of assets in any one industry or more than 5% in any one issuer; (7) TRP Stable Value Fund Sch. E, which invests in guaranteed investment contracts; (8) PIMCO Total Return Admin Fund, which invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds and mortgage-related securities and may invest up to 20% of assets in securities denominated in foreign currencies; (9) Morgan Stanley Int'l. Equity B Fund, which invests at least 80% of assets in non-U.S. equities; (10) INVESCO Small Company Growth Fund, which normally invests at least 80% of assets in equities of small companies with a market capitalization of less than $2.5 billion at the time of purchase and may invest up to 25% of assets in foreign securities; (11) Tradelink Investments, which holds other qualified investments through individual broker accounts; and (12) Company Stock Fund, which invests in SEMCO Energy, Inc. common stock.

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)
---------------------------------------------


(1)     PLAN  DESCRIPTION  (CONTINUED)

     PARTICIPANT  LOANS
     ------------------

     The Plan allows for participants to take a maximum of two loans against their accounts, with the exception of any ESOT or company match assets. The loans must be non-discriminatory and available to all eligible applicants on an equivalent basis. The loans must be paid back within 60 months of the loan date, unless the loan is used to acquire or construct the borrower's principal residence, and charged a reasonable rate of interest.

     PAYMENT  OF  BENEFITS
     ---------------------

     On termination of service, a participant may elect to receive either a lump-sum payment equal to the vested portion of his account or periodic installments or a combination of both.

     FORFEITED  ACCOUNTS
     -------------------

     Forfeitures are non-vested amounts attributable to Employer Contributions to the ESOT prior to March 1, 1998, which will never vest because the participant has incurred a break in service of five consecutive plan years. At December 31, 2002, forfeited non-vested accounts totaled approximately $4,527. These amounts are used to reduce subsequent Employer Matching Contributions.

     RELATED-PARTY  TRANSACTIONS
     ---------------------------

     Through June 30, 2002, certain Plan investments were shares of funds managed by the Frank Russell Investment Company, an affiliated company of the Frank Russell Trust Company. The Frank Russell Trust Company was the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest. Effective July 1, 2002, the Trustee was changed to T. Rowe Price. Certain Plan investments are now in funds managed by T. Rowe Price and, therefore, these transactions qualify as party-in-interest.


(2)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS  OF  FINANCIAL  STATEMENTS
     --------------------------------

     The financial statements have been prepared on the accrual basis of accounting.

     Investment transactions are recorded on a trade-date basis. Investments in marketable securities are reflected in the Statements of Net Assets Available for Plan Benefits at current market value as determined by quoted market prices in an active market. Investments that have no quoted market price are stated at estimated fair market value as determined by the Trustee. The company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

     Each investment fund of the trust was allocated to the Plan by summarizing individual employee investment balances at December 31, 2002 and 2001.

     Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)
---------------------------------------------


(2)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     USE  OF  ESTIMATES
     ------------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     NET  INVESTMENT  INCOME  (EXPENSE)
     ----------------------------------

     The net investment income (expense) includes dividends and interest income, unrealized appreciation (depreciation) of investments, realized gains (losses) on investments sold and interest on employee loans.

     Net investment income (expense) was allocated to the Plan by summarizing earnings (losses) as posted to each participant's account.

     PAYMENT  OF  BENEFITS
     ---------------------

     Benefits  are  recorded  when  paid.


(3)     INVESTMENTS

     All of the Plan's investments are held by a trust-administered trust fund. The fair value of investments that represent 5 percent or more of the Plan's net assets are as follows:


                                        2002         2001
                                     -----------  ----------
Frank Russell Trust Company -
      Large U.S. Stock Fund . . . .  $         0  $5,293,952
      Small U.S. Company Stock Fund            0   2,269,285
      Conservative Balanced Fund. .            0   1,393,397
      Fixed Income Fund . . . . . .            0   1,508,931
T. Rowe Price -
      TRP Equity Income Fund. . . .    4,866,518           0
      TRP Growth Stock Fund . . . .    3,040,706           0
      TRP Small-Cap Value Fund. . .    2,922,967           0
      TRP Stable Value Fund Sch. E.   20,736,996           0
PIMCO Total Return Admin. . . . . .    3,360,622           0
Tradelink Investments . . . . . . .    2,551,688           0
Company Stock Fund. . . . . . . . .    5,553,898   9,436,028

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)
---------------------------------------------


(4)     INCOME  TAX  STATUS

     The Internal Revenue Service has determined and informed SEMCO Energy, Inc. by letters dated December 29, 1995, and October 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under present income tax laws. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(5)     REQUIRED  SCHEDULE  INFORMATION

     During 2002 and 2001 the Plan had transactions involving parties in interest with Frank Russell Trust Company, T. Rowe Price and SEMCO Energy, Inc. The amount invested in company stock at December 31, 2002 and December 31, 2001 represents 11 percent and 44 percent, respectively, of total investments.

     Additional schedules required by the Department of Labor are not included as they are either not applicable or the information required to be set forth therein is adequately disclosed in the financial statements or notes thereto.

(6)     PLAN  TERMINATION

     Although it has not expressed any intent to terminate the plan, the Employer has the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan by the Employer, all participant accounts become 100 percent vested. All assets of the Plan then unallocated shall be allocated as of termination date in proportion to respective participant account balances. The Plan administrator shall then direct the Trustee to:

1) Continue to hold the assets allocated to each participant in the Trust Fund in accordance with the provisions of the Plan without regard to termination until all funds have been distributed in accordance with the Plan, or
2) Immediately distribute to each participant his allocated share of the Trust Fund.


(7)     RECONCILIATION  OF  FINANCIAL  STATEMENTS  TO  FORM  5500



                                                           2002        2001
                                                        ----------  -----------
Benefits paid to participants per financial statements  $2,226,316  $1,454,131

Amounts allocated to withdrawing participants
            at December 31, 2000 . . . . . . . . . . .  N/A           (225,426)
Amounts allocated to withdrawing participants
            at December 31, 2001 . . . . . . . . . . .           0           0
Amounts allocated to withdrawing participants
            at December 31, 2002 . . . . . . . . . . .           0  N/A

Benefits paid to participants per the Form 5500. . . .  $2,226,316  $1,228,705
                                                        ==========  ===========

SEMCO  ENERGY,  INC.
401(K)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS  (CONTINUED)
---------------------------------------------


(8)     ADMINISTRATIVE  EXPENSES

     Through June 30, 2002, the Employer paid all administrative expenses. Effective with the change of Trustee on July 1, 2002, Plan administrative expenses are now paid as follows. Expense ratios for each fund are netted against investment income credited to the participants. Brokerage fees associated with maintaining Tradelink accounts are paid by the participant. The Employer pays annual trustee fees and other administrative expenses.


(9)     PLAN  MERGER  AND  CHANGE  OF  TRUSTEE

     Effective July 1, 2002, the ENSTAR Natural Gas Company, a division of the Company, merged its Thrift Investment Plan (401(k) plan) assets into the Plan.

     Also as of July 1, 2002, and coinciding with the merger, a transfer of both 401(k) Plan assets was made to a new Plan trustee, T. Rowe Price. The merger increased the SEMCO Energy, Inc. 401(k) Plan assets by approximately 89%.


(10)     SUBSEQUENT  EVENTS

     At December 31, 2002, the amount the Plan had invested in SEMCO stock represented approximately 11% of total investments and is reported at the fair market value of $5,553,898 based on a rate per share of $6.10. As of May 30, 2003, the rate per share is $7.20.

SEMCO  ENERGY,  INC.
401(K)  PLAN
SCHEDULE  H,  ITEM  4I  -  SCHEDULE  OF  ASSETS  HELD  FOR
INVESTMENT  PURPOSES  AT  END  OF  YEAR  (AT  DECEMBER  31,  2002)
------------------------------------------------------------------


                                                                                            (e) Current
(a)  (b) Identity of Issue, Borrower, etc.  (c) Description of Investment     (d) Cost       Value
---  -------------------------------------  ---------------------------------  -----------  -----------
*    T. Rowe Price                          Equity Income Fund
                                            Mutual Fund                        $ 5,399,388  $ 4,866,518

*    T. Rowe Price                          TRP Growth Stock Fund
                                            Mutual Fund                          3,211,615    3,040,706

*    T. Rowe Price                          TRP Small-Cap Value Fund
                                            Mutual Fund                          3,208,175    2,922,967

*    T. Rowe Price                          TRP Personal Strategy - Income
                                            Mutual Fund                          1,373,280    1,339,475

*    T. Rowe Price                          TRP Equity Index 500 Fund
                                            Mutual Fund                            946,548      870,031

*    T. Rowe Price                          TRP Personal Strategy - Balanced
                                            Mutual Fund                            483,404      461,888

*    T. Rowe Price                          TRP Stable Value Fund Sch E         20,736,996   20,736,996
                                            Common/Collective Trust

     PIMCO                                  PIMCO Total Return Admin             3,351,131    3,360,622
                                            Mutual Fund

     Morgan Stanley                         Morgan Stanley Int'l. Equity, B      2,014,507    1,787,814
                                            Mutual Fund

     INVESCO                                INVESCO Small Company Growth         1,503,429    1,341,885
                                            Mutual Fund

     Various                                Tradelink Investments                2,551,688    2,551,688
                                            Broker Accounts

*    SEMCO Energy, Inc.                     SEMCO Energy, Inc. Common           10,517,235    5,553,898
                                                                               -----------  -----------
                                                                               $55,297,396  $48,834,488
                                                                               ===========  ===========


        *  Party-in-interest

SEMCO  ENERGY,  INC.
401(K)  PLAN
SCHEDULE  H,  ITEM  4  -  SCHEDULE  OF  INVESTMENT  ASSETS
BOTH  ACQUIRED  AND  DISPOSED  OF  WITHIN  THE  PLAN  YEAR
FOR  THE  PLAN  YEAR  ENDED  DECEMBER  31,  2002
----------------------------------------------------------

                                                                                   (c) Cost of   (d) Proceeds of
     (a) Identity of Issue, Borrower, etc.  (b) Description of Investment          Acquisitions   Dispositions
     -------------------------------------  -----------------------------          ------------  ---------------
*    T. Rowe Price                          58 Sales - Equity Income Fund            $288,993       $258,687
                                            Mutual Fund

*    T. Rowe Price                          57 Sales - Growth Stock Fund              412,491        383,537
                                            Mutual Fund

*    T. Rowe Price                          45 Sales - Small-Cap Value Fund           199,887        174,686
                                            Mutual Fund

*    T. Rowe Price                          30 Sales - Personal Strategy Income        63,998         61,828
                                            Mutual Fund

*    T. Rowe Price                          12 Sales - Equity Index 500 Fund          144,376        132,912
                                            Mutual Fund

*    T. Rowe Price                          10 Sales - Personal Strategy Balanced      48,258         44,661
                                            Mutual Fund

*    T. Rowe Price                          58 Sales - Stable Value Fund Sch. E       718,318        718,318
                                            Common/Collective Trust

     Morgan Stanley                         41 Sales - Morgan Stnly Int'l. Equity B   267,322        244,705
                                            Mutual Fund

     INVESCO                                44 Sales - INVESCO Small Co. Growth       198,341        173,249
                                            Mutual Fund





        *  Party-in-interest

SEMCO  ENERGY,  INC.
401(K)  PLAN
SCHEDULE  H,  ITEM  4J  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
FOR  THE  PLAN  YEAR  ENDED  DECEMBER  31,  2002
-----------------------------------------------------------------




                                                                           (c) Purchase  (d) Selling  (e) Lease
     (a) Identity of Party   (b) Description of Asset                          Price         Price       Rental
     ---------------------   --------------------------------------------  -----------   -----------  -----------

Single transactions:
--------------------

*    Frank Russell Inv. Co.  1 Sale - Domestic Conservative Balanced Fund      N/A        $1,305,553      N/A
                             Common/Collective Trust

*    Frank Russell Inv. Co.  1 Sale - Equity I Fund                            N/A         4,653,475      N/A
                             Common/Collective Trust

*    Frank Russell Inv. Co.  1 Sale - Equity II Fund                           N/A         2,412,793      N/A
                             Common/Collective Trust

*    Frank Russell Inv. Co.  1 Sale - Fixed Income I Fund                      N/A         1,477,601      N/A
                             Common/Collective Trust

*    T. Rowe Price           1 Purchase - Equity Income Fund                 5,183,940        N/A         N/A
                             Mutual Fund

*    T. Rowe Price           1 Purchase - Growth Stock Fund                  3,258,536        N/A         N/A
                             Mutual Fund

*    T. Rowe Price           1 Purchase - Small-Cap Value Fund               2,901,271        N/A         N/A
                             Mutual Fund

*    T. Rowe Price           1 Purchase - Personal Strategy - Income         1,303,002        N/A         N/A
                             Mutual Fund

*    T. Rowe Price           1 Purchase - Stable Value Fund Sch E           19,811,228        N/A         N/A
                             Common/Collective Trust

     Morgan Stanley          1 Purchase - Morgan Stanley Int'l. Equity, B    1,927,931        N/A         N/A
                             Mutual Fund

     INVESCO                 1 Purchase - INVESCO Small Company Growth       1,562,306        N/A         N/A
                             Mutual Fund


Aggregate transactions:
-----------------------

*    Frank Russell Inv. Co.  25 Sales - Investment Contract Fund               N/A         1,846,015      N/A
                             Common/Collective Trust

*    Frank Russell Inv. Co.  48 Sales - Short-Term Investment Fund             N/A         1,589,517      N/A
                             Common/Collective Trust

*    Frank Russell Inv. Co.  39 Purchases - Short-Term Investment Fund       1,523,468        N/A         N/A
                             Common/Collective Trust

*    SEMCO Energy, Inc.      71 Purchases - SEMCO Energy, Inc. Common        1,610,308        N/A         N/A
                             Company Stock Fund

*    SEMCO Energy, Inc.      95 Sales - SEMCO Energy, Inc. Common              N/A         1,573,887      N/A
                             Company Stock Fund

*    T. Rowe Price           89 Purchases - Stable Value Fund Sch E          1,644,086        N/A         N/A
                             Common/Collective Trust

     Various                 62 Purchases - Tradelink Investments            2,480,174        N/A         N/A
                             Broker Accounts

     Various                 60 Sales - Tradelink Investments                  N/A         2,606,283      N/A
                             Broker Accounts


                             (f) Expense  (g) Cost     (h) Current Value on  (j) Net Gain
     (a) Identity of Party     Incurred    of Asset      Transaction Date       or Loss
     ---------------------   -----------  -----------  --------------------  ------------

Single transactions:
--------------------

*    Frank Russell Inv. Co.      N/A      $ 1,161,578      $ 1,305,553        $ 143,975


*    Frank Russell Inv. Co.      N/A        4,626,804        4,653,475           26,671


*    Frank Russell Inv. Co.      N/A        2,056,085        2,412,793          356,708


*    Frank Russell Inv. Co.      N/A        1,250,789        1,477,601          226,812


*    T. Rowe Price               N/A        5,183,940        5,183,940            N/A


*    T. Rowe Price               N/A        3,258,536        3,258,536            N/A


*    T. Rowe Price               N/A        2,901,271        2,901,271            N/A


*    T. Rowe Price               N/A        1,303,002        1,303,002            N/A


*    T. Rowe Price               N/A       19,811,228       19,811,228            N/A


     Morgan Stanley              N/A        1,927,931        1,927,931            N/A


     INVESCO                     N/A        1,562,306        1,562,306            N/A



Aggregate transactions:
-----------------------

*    Frank Russell Inv. Co.      N/A        1,769,137        1,846,015           76,878


*    Frank Russell Inv. Co.      N/A        1,589,517        1,589,517                0


*    Frank Russell Inv. Co.      N/A        1,523,468        1,523,468            N/A


*    SEMCO Energy, Inc.          N/A        1,610,308        1,610,308            N/A


*    SEMCO Energy, Inc.          N/A        2,162,287        1,573,887         (588,400)


*    T. Rowe Price               N/A        1,644,086        1,644,086            N/A


     Various                     N/A        2,480,174        2,480,174            N/A


     Various                     N/A        2,606,283        2,606,283                0



   *  Party-in-interest

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SEMCO  Energy,  Inc.  401(k)  Plan


Dated:  June  30,  2003
                                        By:  /s/Steven W. Warsinske
                                           --------------------------------
                                           Steven  W.  Warsinske
                                           Vice  President  and  Controller

                                  EXHIBIT INDEX
                                    Form 11-K
                          Year ended December 31, 2002


 Exhibit
   No.       Description                                   Filed  Herewith
--------     -----------                                   ---------------
  23         Consent  of  Independent  Auditors.                  x
